FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August 2013 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On August 20, 2013, the registrant announced Next Series of Technical Global Symposium Events in China and Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 20, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Announces Next Series of Technical Global Symposium Events in
China and Israel

TGS China will take place on September 24, 2013 in Shanghai and TGS Israel will take place on October 9, 2013 in Ga’ash

Emphasis is on TowerJazz’s multi-sourcing capabilities and ramp of new technologies in manufacturing for a smart world

MIGDAL HAEMEK, Israel, August 20, 2013 – TowerJazz, the global specialty foundry leader, today announced its next series of Technical Global Symposiums (TGS) in China on September 24, 2013 at the Grand Hyatt, Shanghai and in Israel on October 9, 2013 in Ga’ash.  These events are part of TowerJazz’s “TGS Around the Globe” initiative which includes an event in Japan which took place on July 24, as well as an event in the US taking place on November 12-13, 2013. The theme for TGS 2013 is “From innovation to manufacturing for a smart world” and presentations will focus on TowerJazz’s multi-sourcing capabilities and ramp of new technologies to enable its customers’ next-generation products.

TowerJazz is hosting its symposium in China for the first time as its business in this region has been growing with many opportunities in this region. This symposium will further strengthen TowerJazz’s visibility among Chinese semiconductor companies, research institutions and academicians and awareness for TowerJazz’s broad range of process technologies and design enablement capabilities.

At each location, the event will include a keynote from TowerJazz CEO Russell Ellwanger, presentations by additional company executives, and case studies from TowerJazz customers.  In addition, TowerJazz’s latest process technology advancements will be featured including: a next-generation RF SOI platform for handset RF switches and antenna tuners, power amplifier (PA) SiGe technology with advanced features such as thick-Cu interconnects, high-resistivity substrates and TSV, RF MEMS, 0.18um BCD with very-low Rdson devices for power management ICs, and 700V technology for LED lighting and AC/DC conversion, among others.

Registration for the TowerJazz Global Symposium (TGS) in China and Israel is available on TowerJazz’s website at www.towerjazz.com. Sponsors for TGS China are: Mentor Graphics, Silvaco, Silicon Storage Technology, Inc. and Synopsys. Sponsors for TGS Israel include: Cadence, Mentor Graphics, Silvaco, Silicon Storage Technology, Inc. and Synopsys.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Transfer Optimization and development Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company Contact in Asia: Shoko Saimiya | 81-795-23-6609 | saimiya@towerjazz.com
Company Contact in Israel: Limor Silberberg | +972-4-604-7249| limor.silberberg@towerjazz.com
Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com